UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

______________________________________________________________________________

Name: CPG Vintage Access Fund II, LLC

Address of Principal Business Offices (No. & Street, City, State, Zip Code):

805 Third Avenue
New York, New York 10022

Telephone Number (including area code): (212) 317-9200

Name and address of agent for service of process:

Mitchell A. Tanzman
c/o Central Park Advisers, LLC
805 Third Avenue
New York, New York 10022

Copy to:

Stuart H. Coleman, Esq.
Brad A. Green, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes [X] No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification to be duly signed on its behalf in the City of New York and State of New York on the 1st day of June, 2018.

CPG Vintage Access Fund II, LLC

By:	/s/ Mitchell A. Tanzman
	Name:	Mitchell A. Tanzman
	Title:	Authorized Person

Attest:

/s/ Seth Pearlstein

Name: Seth Pearlstein

Witness